Exhibit 99.1

For release at 07.30 ET, 26 October 2026

DAVION HEALTHCARE ANNOUNCES US$25 MILLION ACQUISITION OF HUMASKAN MEDICAL TECHNOLOGY IP

Acquisition adds battery-free smart wound dressing and two-minute multi-marker screening test to Davion’s growing healthcare portfolio

DUBLIN, IRELAND - 26 October 2026 - Davion Healthcare Plc (Nasdaq: DAVI) (“Davion” or the “Company”), a next-generation digital healthcare company developing proprietary health monitoring technologies, today announces that it has completed the acquisition of the intellectual property relating to two medical technologies: WoundSkan, a smart wound-monitoring dressing, and the Spektra Lateral Flow Test, a rapid multi-marker screening platform.

The intellectual property was acquired from the four shareholders of Humaskan Ltd for a total consideration of US$25 million, comprising US$2.5 million in cash and 1,730,770 new ordinary shares in Davion, to be issued at an agreed fixed contractual value of US$13.00 per share (approximately US$22.5 million). The number of shares is fixed and will not vary with movements in the Davion’s share price.

The acquired technologies

WoundSkan is a smart wound dressing containing a temperature sensor and a passive NFC tag. It has no battery or internal power: scanning the dressing with a smartphone powers the sensor and sends the reading to the WoundSkan app. The app records each timestamped temperature reading alongside a reading history and patient notes, so clinicians can track wound temperature, a potential early sign of infection, without removing the dressing.

The Spektra Lateral Flow Test is a single-use screening platform. A onetime use base unit collects urine and saliva samples and takes one of ten colour-coded cartridges, each carrying antibodies for specific markers. Results are available in around two minutes and are sent to a smartphone by passive NFC.

The current cartridge range covers markers associated with certain cancers, hormonal imbalances, autoimmune conditions and neurodegenerative conditions. Although, Spektra is not a diagnostic test, it is designed to identify anomalies that may warrant further clinical investigation.

Both technologies use the battery-free, smartphone-read approach that underpins Davion’s focus on health monitoring outside traditional clinical settings~~.~~

The acquisition includes the associated patents and patent applications, technical designs, software and algorithms, research and development data, testing information, regulatory documentation, prototypes and know-how. It also includes the rights to develop, manufacture, commercialise and license products incorporating the acquired intellectual property.

The transaction covers the intellectual property and associated assets only. Davion has not acquired Humaskan Ltd as a corporate entity, nor has it taken on its employees or assumed any of its liabilities

Transaction terms

The consideration shares will be issued after a 90-day deferral period from listing, which will be the on the 20 January 2027. For the following 90 days thereafter, each Seller may sell no more than 10% of Davion’s five-day average daily trading volume on any trading day. The cash consideration is payable by 19 February 2027, within 120 days of the start of trading of Davion’s shares on Nasdaq.

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Strategy

The acquisition is Davion’s first since its direct listing on the Nasdaq Global Market on 22 October 2026. It follows the Group’s adoption of a direct commercialisation strategy in June 2026. Davion’s growth strategy combines the commercialisation of its proprietary technologies, including BreastCheck, with acquisitions across medical devices, healthcare services, medical distribution, healthcare technology and diagnostics.

To support its acquisition programme, Davion has established Davion Healthcare Finance Ltd and launched a £30 million five-year senior secured bond. The Group’s acquisition programme is overseen by its Operational Directorate, led by Chief Executive Officer Glenn Williams.

Glenn Williams, Chief Executive Officer of Davion Healthcare, commented:

“This acquisition is an important step in our plans to build a substantial international healthcare business, combining the development of our existing portfolio with the acquisition of complementary technologies.

“WoundSkan and Spektra are both innovative, practical technologies with considerable commercial potential. WoundSkan builds on our existing expertise in temperature-based monitoring, offering a way to assess wounds without removing dressings, while Spektra provides rapid screening for multiple conditions from a single sample. Both have applications across a range of healthcare settings.

“Following our recent Nasdaq listing, we are well positioned to accelerate the development and commercialisation of these technologies, while continuing to pursue further acquisition opportunities.”

-ends-

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About Davion Healthcare Plc

Davion Healthcare Plc is a next-generation digital healthcare company developing proprietary, non-invasive health monitoring technologies designed to support the early identification of medical anomalies outside traditional clinical environments.

The Company’s flagship product, BreastCheck, is an FDA-registered at-home breast health screening test designed to identify potential abnormalities through changes in breast temperature. Davion’s broader portfolio includes technologies addressing circulation and foot health, testicular health, skin anomalies, wound monitoring, blood pressure and other areas of preventive healthcare.

Davion’s growth strategy combines the development and commercialisation of its proprietary technologies with complementary acquisitions intended to expand the Group’s product portfolio and commercial, manufacturing and distribution capabilities.

Further information is available at www.davionhealthcare.com.

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Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, those identified by words such as “believes,” “will,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

The statements in this release are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in these forward-looking statements.

Numerous factors could cause or contribute to such differences, including, but not limited to, the results of product evaluations, studies, regulatory reviews and commercial adoption and/or other studies, clinical trials, the challenges inherent in new product development initiatives, the impact of any competitive products, the Company’s ability to license and protect its intellectual property, its ability to raise additional capital in the future, changes in government policy and/or regulation, potential litigation by or against the Company, any governmental review of its products or practices, and other risks discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, or any information contained in this press release or in other public disclosures, at any time, except as required by applicable law.

The investing public is reminded that only announcements or information about Davion Healthcare Plc disseminated by the Company and bearing its name are considered official.

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